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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM
                  FILED PURSUIT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                             OR 15d-17 THEREUNDER

                          Command Credit Corporation
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                (Exact name of issuer as specified in charter)

                 100 Garden City Plaza, Garden City, NY 11530
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                   (Address of principal executive offices)


Issuer's telephone number, including area code (518) 739-8800


                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding.

1. Title of security: Common Stock $.0001 par value

2. Number of shares outstanding before the change: 7,746,732

3. Number of shares outstanding after the change: 10,246,732

4. Effective date of change: February 13, 1996

5. Method of change: Specify method (such as merger, acquisition, exchange, distribution, stock split, acquisition of stock for treasury, etc.):
   Acquisition

6. Give brief description of transaction: Issuance required under the Exchange Agreement in connection with the acquisition of Fidelity Holding Corp.


                         II. CHANGE IN NAME OF ISSUER

1. Name prior to change

2. Name after change

3. Effective date of charter amendment changing name

4. Date of shareholder approval of change, if required



Date:                                         /s/ William G. Lucas, President
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                                              (Officer's signature and title)